FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of   March                                            2003
                 -------------------------------------        --------------


                          Research In Motion Limited
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                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F                    Form 40-F   X
                          -------------                 -------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                          No   X
                    ------------                 -----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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                                DOCUMENT INDEX



Document                                                            Page No.
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  1.          News Release dated March 6, 2003                         4




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                                                                    Document 1


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RIM LOGO

                                                                  NEWS RELEASE




                                                                 March 6, 2003

FOR IMMEDIATE RELEASE

Research In Motion Records Provision For NTP Inc. vs. RIM Litigation

Waterloo, ON - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today provided an update with respect to the fourth quarter financial impact of the NTP Inc. litigation resulting from the February 28th, 2003 hearing. Following the completion of a legal and financial analysis of the Court's rulings, the Company has decided to take a provision of between $7 million and $8 million in the fourth quarter of fiscal 2003.

The Court ruled on two procedural issues at the February 28th hearing. The first ruling set the pre-judgment interest rate on damages at the prime rate. The second ruling ordered RIM to provide, for the purposes of determining potential damages, an accounting through February 28, 2003 of RIM's U.S. sales of products and services that the jury had found to infringe in its November, 2002 verdict. The Court did not rule on key post-trial motions and ordered the parties to mediation before a U.S. Magistrate Judge.

As a result of these rulings, RIM expects to record a pre-tax provision in the fourth quarter of between $7 million and $8 million. This accrual encompasses the Company's estimate for: a potential increase in damages beyond the previously announced $23 million awarded by the jury in November, 2002; the Company's estimate for pre-judgment interest at the prime rate; and an increase to RIM's current and future legal fees provision as previously recorded. This brings the estimated fiscal 2003 provision recorded to date to between $39.7 million to $40.7 million. This provision is subject to the outcome of mediation, final rulings and potential appeals.

The fourth quarter provision excludes any allowance for plaintiff's attorney's fees and any other potential damages or other awards resulting from motions upon which the Court has not yet ruled.

Other than the accrual described above, the Company has not altered its guidance for the fourth quarter of fiscal 2003. RIM is scheduled to report its fiscal fourth quarter and year end results after the market close on April 3, 2003.

The litigation between NTP Inc. and RIM remains before the Court. Further comment and details were not disclosed.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless

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Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     -30-

Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com
--------------------

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net
--------------------------

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

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                                  SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Research In Motion Limited
                                              -------------------------------
                                                       (Registrant)

Date:  March 6, 2003                           By: /s/ Angelo Loberto
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                                                          (Signature)
                                                   Angelo Loberto
                                                   Vice President, Finance